J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, New York 10179	COWEN AND COMPANY, LLC 599 Lexington Avenue New York, New York 10022

July 23, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DA32 Life Science Tech Acquisition Corp.

Registration Statement on Form S-1

Filed July 2, 2021, as amended

File No. 333-257679

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of DA32 Life Science Tech Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on July 27, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, as many copies of the Preliminary Prospectus dated July 15, 2021 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus will be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

Cowen and Company, LLC

By:	/s/ E. James Streator, III
Name: E. James Streator, III
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]